INDEX TO FINANCIAL STATEMENTS

                                                                            Page


     Independent Auditors' Report..........................................   2

     Consolidated Balance Sheets - July 31, 2002 and 2001..................   3

     Notes to Consolidated Balance Sheets..................................   4

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ferrellgas, Inc. and Subsidiaries
Liberty, Missouri

We have audited the accompanying consolidated balance sheets of Ferrellgas, Inc. and subsidiaries (the "Company") as of July 31, 2002 and 2001. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated balance sheets present fairly, in all material respects, the financial position of Ferrellgas, Inc. and subsidiaries as of July 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes B(13) and E to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", in fiscal 2002.


DELOITTE & TOUCHE LLP
Kansas City, Missouri
September 12, 2002


                       FERRELLGAS, INC. AND SUBSIDIARIES
             (a wholly-owned subsidiary of Ferrell Companies, Inc.)

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                               July 31,
                                                       -----------------------
ASSETS                                                     2002        2001
------------------------------------------------------ -----------  ----------
Current Assets:
  Cash and cash equivalents                              $ 20,819    $ 27,017
  Accounts and notes receivable (net of
    allowance for doubtful accounts of $1,467 and
    $3,159 in 2002 and 2001, respectively)                 74,274      56,815
  Inventories                                              48,034      65,284
  Prepaid expenses and other current assets                10,771      10,504
                                                       -----------  -----------
    Total Current Assets                                  153,898     159,620

Property, plant and equipment, net                        565,611     556,005
Goodwill                                                  363,134     353,115
Intangible assets, net                                     98,170     116,747
Other assets                                                3,476      16,162
                                                       -----------  -----------
    Total Assets                                       $1,184,289   $1,201,649
                                                       ===========  ===========


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIENCY)
------------------------------------------------------
Current Liabilities:
  Accounts payable                                       $ 54,316     $ 58,274
  Other current liabilities                                89,005       77,324
                                                       -----------  -----------
    Total Current Liabilities                             143,321      135,598

Long-term debt                                            703,858      704,782
Deferred income taxes                                       2,351        1,726
Other liabilities                                          14,861       15,472
Contingencies and commitments (Note J)                          -            -
Minority interest                                         180,620      188,254
Parent investment in subsidiary                           210,817      220,083

Stockholder's Equity (Deficiency):
  Common stock, $1 par value;
   10,000 shares authorized; 990 shares issued                  1            1
  Additional paid-in-capital                               13,622       13,476
  Note receivable from parent                            (147,484)    (147,607)
  Retained earnings                                        65,094       72,245
  Accumulated other comprehensive loss                     (2,772)      (2,381)
                                                       -----------  -----------
    Total Stockholder's Equity (Deficiency)               (71,539)     (64,266)
                                                       -----------  -----------
    Total Liabilities and Stockholder's
      Equity (Deficiency)                              $1,184,289   $1,201,649
                                                       ===========  ===========


                   See notes to consolidated balance sheets.

                        FERRELLGAS, INC. AND SUBSIDIARIES
             (a wholly-owned subsidiary of Ferrell Companies, Inc.)

                      NOTES TO CONSOLIDATED BALANCE SHEETS

A.  Organization and Formation

     The accompanying consolidated balance sheets and related notes present the consolidated financial position of Ferrellgas, Inc. (the "Company"), its subsidiaries and its partnership interest in Ferrellgas Partners, L.P and subsidiaries. The Company is a wholly-owned subsidiary of Ferrell Companies, Inc. ("Ferrell" or "Parent").

     On July 5, 1994, Ferrellgas Partners, L.P. (the "Master Limited Partnership" or "MLP") completed an initial public offering of common units representing limited partner interests (the "common units"). The MLP was formed April 19, 1994, and is a publicly traded limited partnership, owning a 99% limited partner interest in Ferrellgas, L.P. (the "Operating Partnership" or "OLP"). The MLP and the OLP (collectively referred to as the "Partnership") are both Delaware limited partnerships. Both the MLP and the OLP are governed by partnership agreements that were made effective at the time of formation of the partnerships. Ferrellgas Partners, L.P. was formed to acquire and hold a limited partner interest in the Operating
     Partnership. The Operating Partnership was formed to acquire, own and operate the propane business and assets of the Company. The Company owns an effective 2% general partner interest in the Partnership and performs all management functions required for the Partnership.

     Concurrent with the closing of the offering, the Company contributed all of its propane business and assets to the Partnership in exchange for 17,593,721 common units and Incentive Distribution Rights as well as a 2% general partner interest in the MLP and the OLP on a combined basis.

     In July 1998, the Company transferred its entire limited partnership ownership of the MLP to Ferrell. Also during July 1998, 100% of the outstanding common stock of Ferrell was purchased primarily from Mr. James
     E. Ferrell and his family by a newly established leveraged employee stock ownership trust ("ESOT") established pursuant to the Ferrell Companies, Inc. Employee Stock Ownership Plan ("ESOP").

     On December 17, 1999, the MLP's partnership agreement was amended to allow for the issuance of a newly created senior unit, in connection with an acquisition. Generally, these senior units were to be paid quarterly distributions in additional senior units equal to 10% per annum. Also, the senior units were structured to allow for redemption by the MLP at any time, in whole or in part, upon payment in cash of the liquidating value of the senior units, currently $40 per unit, plus the amount of any accrued and unpaid distributions. The holder of the senior units also had the right, at dates in the future and subject to certain events and conditions, to convert any outstanding senior units into common units.

     On June 5, 2000, the MLP and the OLP partnership agreements were amended to allow the General Partner to have an option in maintaining its effective 2% general partner interest concurrent with the issuance of other additional equity. Prior to this amendment, the General Partner was required to make capital contributions to maintain its 1% general partner interest concurrent with the issuance of any additional equity. Also as part of this amendment, the General Partner's interest in the MLP's Common Units was converted from a General Partner interest to General Partner units.

     On April 6, 2001, the MLP's partnership agreement was amended to reflect modifications made to the senior units, previously issued on December 17, 1999, and the common units owned by Ferrell. The senior units are to be paid quarterly distributions in cash equivalent to 10% per annum or $4 per senior unit. The amendment also granted the holder of the senior units the right, subject to certain events and conditions, to convert any outstanding senior units into common units at the earlier of December 31, 2005 or upon the occurrence of a material event as defined by the partnership agreement. Also as part of the amendment, Ferrell granted the Partnership the ability, until December 31, 2005, to defer future distributions on the common units held by it, up to an aggregate outstanding amount of $36,000,000.

B.  Summary of Significant Accounting Policies

     (1) Nature of operations: The Company's operations are limited to those activities associated with the Partnership. The Partnership is engaged primarily in the retail distribution of propane and related equipment and supplies in the United States. The retail market is seasonal because propane is used primarily for heating in residential and commercial buildings. The Partnership serves more than 1,000,000 residential, industrial/commercial and agricultural customers.

     (2) Accounting estimates: The preparation of balance sheets in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheets. Actual results could differ from these estimates. Significant estimates impacting the consolidated balance sheets include reserves that have been established for product liability and other claims.

     (3) Principles of consolidation: The consolidated balance sheets include the accounts of the Company, its subsidiaries and the Partnership. The minority interest includes limited partner interests in the MLP's common units held by the public and the MLP's senior units (See Note K). The limited partner interest owned by Ferrell is reflected as "Parent investment in subsidiary" in the consolidated balance sheets. All material intercompany transactions and balances have been eliminated.

     (4) Cash and cash equivalents: The Company considers cash equivalents to include all highly liquid debt instruments purchased with an original maturity of three months or less.

     (5) Inventories: Inventories are stated at the lower of cost or market using average cost and actual cost methods. The Company enters into commodity derivative contracts involving propane and related products to hedge, reduce risk and anticipate market movements. The fair value of these derivative contracts is classified as inventory.

     (6) Property, plant and equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and routine repairs are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets ranging from two to 30 years. In the first quarter of fiscal 2001, the Company increased the estimate of the residual values of its existing customer and storage tanks. This change in accounting estimate resulted from a review by management of its tank values established through an independent tank valuation obtained in connection with a financing completed in December 1999. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable.

     (7) Goodwill: Goodwill is not amortized and is tested annually for impairment. Beginning in the first quarter of fiscal 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, which modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Company tested goodwill for impairment at the time the statement was adopted and during the third quarter of fiscal 2002, and will continue to do so on an annual basis. The results of these impairment tests did not have a material effect on the Company's financial position. The Company did not recognize any impairment losses as a result of these tests.

     (8) Intangible assets: Intangible assets, consisting primarily of customer lists and noncompete notes, are stated at cost, net of amortization calculated using either straight-line or accelerated methods over periods ranging from two to 15 years. The Company reviews identifiable intangibles for impairment in a similar manner as with long-lived assets. The Company, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable.

     (9) Accounting for derivative commodity contracts: The Company enters into commodity options involving propane and related products to specifically hedge certain product cost risk. Any changes in the fair value of these specific cash flow hedge positions are deferred and included in other comprehensive income and recognized as an adjustment to the overall purchase price of product in the month the purchase contract is settled. The Company also enters into other commodity forward and futures purchase/sale agreements and commodity swaps and options involving propane and related products, which are not specific hedges to a certain product cost risk, but are used for risk management purposes. To the extent such contracts are entered into at fixed prices and thereby subject the Company to market risk, the contracts are accounted for using the fair value method. Under this valuation method, derivatives are carried on the Consolidated Balance Sheets at fair value with changes in that value recognized in earnings.

     (10) Income taxes: The Company is treated as a Subchapter S corporation for Federal income tax purposes and is liable for income tax in states that do not recognize Subchapter S status. Income taxes were computed as though each company filed its own income tax return in accordance with the Company's tax sharing agreement. Deferred income taxes are provided as a result of temporary differences between financial and tax reporting, as described in Note I, using the asset/liability method.

     (11) Unit and stock-based compensation: The Company accounts for its Unit Option Plan and the Ferrell Companies Incentive Compensation Plan using the intrinsic value method under the provisions of Accounting Principles Board
     (APB) No. 25, "Accounting for Stock Issued to Employees."

     (12) Segment information: The Company has a single reportable operating segment engaging in the retail distribution of propane and related equipment and supplies.

     (13)  Adoption  of  new  accounting  standards:  The  Financial  Accounting
     Standards Board (FASB) recently issued SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", and SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities."

     SFAS No. 141 requirements include, among other things, that all business combinations are accounted for by a single method - the purchase method. It applies to all business combinations initiated after June 30, 2001. The Company has historically accounted for business combinations using the purchase method; therefore, this new statement will not have a substantial impact on how the Company accounts for future combinations.

     SFAS No. 142 modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Company adopted SFAS No. 142 beginning in the first quarter of fiscal 2002. This adoption resulted in a reclassification to goodwill of both assembled workforce and other intangible assets. This new standard also required us to test goodwill for impairment at the time the standard was adopted and also on an annual basis. The results of these impairment tests did not have a material effect on the Company's financial position. The Company did not recognize any impairment losses as a result of these tests.

     SFAS No. 143 requires the recognition of a liability if a company has a legal or contractual financial obligation in connection with the retirement of a tangible long-lived asset. The Company will implement SFAS No. 143 beginning in the year ending July 31, 2003, and expects to record a one-time reduction to earnings during the first quarter of fiscal 2003, as a cumulative change in accounting principle, of approximately $2,800,000. The Company believes the implementation will not have a material ongoing effect on its financial position.

     SFAS No. 144 modifies the financial accounting and reporting for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The Company will implement SFAS No. 144 beginning in the year ending July 31, 2003, and believes the implementation will not have a material effect on its financial position.

     SFAS No. 145 eliminates the requirement that material gains and losses resulting from the early extinguishment of debt be classified as an extraordinary item in the results of operations. Instead, companies must evaluate whether the transaction meets both the criteria of being unusual in nature and infrequent in occurrence. Other aspects of SFAS No. 145 relating to accounting for intangibles assets of motor carriers and accounting for certain lease modifications do not currently apply to the Company. The Company will implement SFAS No. 145 beginning in the year ending July 31, 2003, and believes the implementation will not have a material effect on its financial position.

     SFAS No. 146 modifies the financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Additionally, the statement requires the liability to be recognized and measured initially at fair value. Under previous rules, liabilities for exit costs were recognized at the date of the entity's commitment to an exit plan. The Company will adopt and implement SFAS No. 146 for any exit or disposal activities that are initiated after July 31, 2002. The Company believes the implementation will not have a material effect on its financial position.

     (14) Reclassifications: Certain reclassifications have been made to the prior years' Consolidated Balance Sheets to conform to the current year's Consolidated Balance Sheets' presentation.

C.  Supplemental Balance Sheet Information


    Inventories consist of:
       (in thousands)                               2002       2001
                                                  --------   --------
       Propane gas and related products           $29,169    $45,966
       Appliances, parts and supplies              18,865     19,318
                                                  --------   --------
                                                  $48,034    $65,284
                                                  ========   ========


     In addition to inventories on hand, the Company enters into contracts to buy product for supply purposes. Nearly all of these contracts have terms of less than one year and most call for payment based on market prices at the date of delivery. All fixed price contracts have terms of less than one year. As of July 31, 2002, in addition to the inventory on hand, the Company had committed to make net delivery of approximately 7,061,000 gallons at a fixed price.


    Property, plant and equipment consist of:
                                                     Estimated
       (in thousands)                               useful lives      2002        2001
                                                    ------------   ----------  ----------
       Land and improvements                            2-20         $40,781     $41,191
       Buildings and improvements                         20          54,453      54,384
       Vehicles, including transport trailers           8-20          77,226      76,611
       Furniture and fixtures                              5           8,730       9,523
       Bulk equipment and district facilities           5-30          93,816      90,930
       Tanks and customer equipment                     5-30         546,814      50,373
       Computer equipment and software                   2-5          29,530      25,515
       Computer software development in progress         n/a          29,904         100
       Other                                                           2,652       3,281
                                                                   ----------  ----------
                                                                     883,906     851,908
       Less:  accumulated depreciation                               318,295     295,903
                                                                   ----------  ----------
                                                                    $565,611    $556,005
                                                                   ==========  ==========


     In a non-cash transaction, the Company has recognized payables as of July 31, 2002, totaling $6,956,000 related to the development of new computer software. The Company capitalized $697,000 of interest expense related to the development of computer software for the year ended July 31, 2002.


     Other current liabilities consist of:

       (in thousands)                                2002      2001
                                                   --------  --------
       Accrued interest                            $22,382   $22,816
       Accrued payroll                              24,068    20,236
       Accrued insurance                             9,409     8,056
       Other                                        33,146    26,216
                                                   --------  --------
                                                   $89,005   $77,324
                                                   ========  ========


D.   Accounts Receivable Securitization

     On September 26, 2000, the OLP entered into an account receivable securitization facility with Bank One, NA. As part of this renewable 364-day facility, the OLP transfers an interest in a pool of its trade accounts receivable to Ferrellgas Receivables, LLC, a wholly-owned, special purpose entity, which sells its interest to a commercial paper conduit of Banc One, NA. The OLP does not provide any guarantee or similar support to the collectability of these receivables. The OLP structured the facility using a wholly-owned, qualifying special purpose entity in order to facilitate the transaction as required by Banc One, N.A. and to comply with the Company's various debt covenants. The OLP remits daily to this special purpose entity funds collected on the pool of trade receivables held by Ferrellgas Receivables. The Company renewed the facility effective September 25, 2001, for a 364-day commitment with Bank One, NA and intends to renew the facility for an additional 364-day commitment on September 24, 2002.

     The level of funding available from this facility is currently limited to $60,000,000. In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," this transaction is reflected on the Company's Consolidated Balance Sheets as a sale of accounts receivable and an investment in an unconsolidated subsidiary. The OLP retained servicing rights and the right to collect finance charges, however, the assets related to these retained interests at July 31, 2002 and 2001, had no material effect on the Consolidated Balance Sheets. The following table provides amounts recorded on the Company's balance sheets.

      Balance sheet information
       (in thousands)                                2002        2001
                                                   --------    --------
      Investment in unconsolidated subsidiary,
         included in "other assets"                  $   -     $ 7,225
                                                   ========    ========



E.   Goodwill

     SFAS No. 142 modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Company adopted SFAS No. 142 beginning in the first quarter of fiscal 2002. This adoption resulted in a reclassification to goodwill of both assembled workforce and other intangible assets classified as other assets with remaining book value of $10,019,000. The changes in the carrying amount of goodwill for the year ended July 31, 2002, are as follows:

     (in thousands)                                                Intangible      Other
                                                        Goodwill     Assets        Assets
                                                       ----------  ----------    ----------
     Balance as of July 31, 2001, net of accumulated
        amortization                                    $353,115    $116,747       $16,162
     Reclassified to goodwill                             10,019      (8,221)       (1,798)
     Additions during the period                               -       3,866             -
     Amortization expense                                      -     (14,022)            -
     Reduction of investment in unconsolidated
        subsidiary (see Note D)                                -           -        (7,225)
     Other changes                                             -        (200)       (3,663)
                                                       ----------  ----------    ----------
     Balance as of July 31, 2002                        $363,134    $ 98,170       $ 3,476
                                                       ==========  ==========    ==========


    The remaining intangible assets are subject to amortization.

F.   Intangible Assets, net

     Intangible assets, net consist of:
                                                July 31, 2002                                July 31, 2001
                                  ----------------------------------------    ------------------------------------------
    (in thousands)                    Gross                                      Gross
                                    Carrying      Accumulated                  Carrying      Accumulated
                                     Amount      Amortization       Net         Amount       Amortization         Net
                                  ------------   ------------    ---------    -----------    ------------      ---------
     Customer lists                  $208,662      $(124,860)     $83,802      $207,667        $(114,679)        $92,988
     Non-compete agreements            62,893        (48,525)      14,368        60,222          (44,684)         15,538
     Assembled workforce                    -              -            -         9,600           (1,379)          8,221
                                  ------------   ------------    ---------    -----------    ------------      ---------
       Total                         $271,555      $(173,385)     $98,170      $277,489        $(160,742)       $116,747
                                  ============   ============    =========    ===========    ============      =========

     Customer lists have estimated lives of 15 years, while non-compete agreements have estimated lives ranging from two to 10 years.

     (in thousands)
     Aggregate Amortization Expense:
                                                      2002           2001
                                                    --------       --------
     For the year ended July 31,                    $14,022        $16,883

     (in thousands)
     Estimated Amortization Expense:

     For the year ended July 31, 2003                             $11,656
     For the year ended July 31, 2004                              10,682
     For the year ended July 31, 2005                              10,150
     For the year ended July 31, 2006                               9,631
     For the year ended July 31, 2007                               8,991



G.   Long-Term Debt

     Long-term debt consists of:
    (in thousands)                                        2002       2001
                                                        ---------  ---------
    Senior Notes
      Fixed rate, 7.16% due 2005-2013 (1)               $350,000   $350,000
      Fixed rate, 9.375%, due 2006 (2)                   160,000    160,000
      Fixed rate, 8.8%, due 2006-2009 (3)                184,000    184,000

    Notes payable, 7.6% and 7.9% weighted average
      interest rates, respectively, due 2002 to 2011      12,177     12,566
                                                        ---------  ---------
                                                         706,177    706,566
    Less:  current portion, included in other
      current liabilities                                  2,319      1,784
                                                        ---------  ---------
                                                        $703,858   $704,782
                                                        =========  =========


     (1) The OLP fixed rate Senior Notes ("$350 million Senior Notes"), issued in August 1998, are general unsecured obligations of the OLP and rank on an equal basis in right of payment with all senior indebtedness of the OLP and senior to all subordinated indebtedness of the OLP. The outstanding principal amount of the Series A, B, C, D and E Notes shall be due on August 1, 2005, 2006, 2008, 2010, and 2013, respectively. In general, the OLP does not have the option to prepay the Notes prior to maturity without incurring prepayment penalties.

     (2) The Company has a commitment to redeem on September 24, 2002, the MLP fixed rate Senior Secured Notes ("MLP Senior Secured Notes"), issued in April 1996, with the proceeds expected from $170,000,000 of MLP fixed rate Senior Notes. The Company anticipates that it will recognize an approximate $7,100,000 charge to earnings related to the premium and other costs incurred to redeem the notes plus the write-off of financing costs related to the original issuance of the MLP Senior Secured Notes. The MLP Senior Secured Notes are secured by the MLP's partnership interest in the OLP. The MLP Senior Secured Notes bear interest from the date of issuance, payable semi-annually in arrears on June 15 and December 15 of each year.

                                      10

     (3) The OLP fixed rate Senior Notes ("$184 million Senior Notes"), issued in February 2000, are general unsecured obligations of the OLP and rank on an equal basis in right of payment with all senior indebtedness of the OLP and senior to all subordinated indebtedness of the OLP. The outstanding principal amount of the Series A, B and C Notes are due on August 1, 2006, 2007 and 2009, respectively. In general, the OLP does not have the option to prepay the Notes prior to maturity without incurring prepayment penalties.


     At July 31, 2002, the unsecured $157,000,000 Credit Facility (the "Credit Facility"), expiring June 2003, consisted of a $117,000,000 unsecured working capital, general corporate and acquisition facility, including a letter of credit facility, and a $40,000,000 revolving working capital facility. This $40,000,000 facility is subject to an annual reduction in outstanding balances to zero for thirty consecutive days. All borrowings under the Credit Facility bear interest, at the borrower's option, at a rate equal to either a) LIBOR plus an applicable margin varying from 1.25% to 2.25% or, b) the bank's base rate plus an applicable margin varying from 0.25% to 1.25%. The bank's base rate at July 31, 2002 and 2001 was 4.75% and 6.75%, respectively. In addition, a commitment fee is payable on the daily unused portion of the credit facility (generally a per annum rate of 0.0375% at July 31, 2002).

     The Company had no short-term borrowings outstanding under the credit facility at July 31, 2002 and 2001. Letters of credit outstanding, used primarily to secure obligations under certain insurance arrangements, totaled $40,614,000 and $46,660,000, respectively. At July 31, 2002, the
     Company had $116,386,000 of funding available. Effective July 16, 2001, the credit facility was amended to increase the letter of credit sub-facility availability from $60,000,000 to $80,000,000.

     Effective April 27, 2000, the MLP entered into an interest rate swap agreement with Bank of America, related to the semi-annual interest payment due on the MLP Senior Secured notes. The swap agreement, which was terminated at the option of the counterparty on June 15, 2001, required the counterparty to pay the stated fixed interest rate every six months. In exchange, the MLP was required to make quarterly floating interest rate payments based on an annual interest rate equal to the three month LIBOR interest rate plus 1.655% applied to the same notional amount of $160,000,000. The Company resumed paying the stated fixed interest rate effective after June 15, 2001.

     On December 17, 1999, in connection with the purchase of Thermogas, LLC ("Thermogas acquisition") (see Note P), the OLP assumed a $183,000,000 loan that was originally issued by Thermogas, LLC ("Thermogas") and had a maturity date of June 30, 2000. On February 28, 2000, the OLP issued $184,000,000 of Senior Notes at an average interest rate of 8.8% in order to refinance the $183,000,000 loan. The additional $1,000,000 in borrowings was used to fund debt issuance costs.

     The MLP Senior Secured Notes, the $350 million and $184 million Senior Notes and the Credit Facility agreement contain various restrictive covenants applicable to the MLP and OLP and its subsidiaries, the most restrictive relating to additional indebtedness. In addition, the Partnership is prohibited from making cash distributions of the Minimum Quarterly Distribution if a default or event of default exists or would exist upon making such distribution, or if the Partnership fails to meet certain coverage tests. The Company is in compliance with all requirements, tests, limitations and covenants related to these debt agreements.

     The scheduled annual principal payments on long-term debt are to be $2,319,000 in 2003, $2,134,000 in 2004, $2,299,000 in 2005, $271,313,000 in
     2006, $59,039,000 in 2007 and $369,073,000 thereafter.

H.  Derivatives

     SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, requires all derivatives (with certain exceptions), whether designated in hedging relationships or not, to be recorded on the Consolidated Balance Sheets at fair value. As a result of implementing SFAS No. 133 at the beginning of fiscal 2001, the Company recognized in its first quarter of fiscal 2001, gains totaling $709,000 in accumulated other comprehensive income. In addition, beginning in the first quarter of fiscal 2001, the Company recorded subsequent changes in the fair value of positions qualifying as cash flow hedges in accumulated other comprehensive income and changes in the fair value of other positions in the consolidated statements of earnings. The Company's overall objective for entering into derivative contracts for the purchase of product is related to hedging, risk reduction and to anticipate market movements. Other derivatives are entered into to reduce interest rate risk associated with long term debt and lease obligations. Fair value hedges are derivative financial instruments that hedge the exposure to changes in the fair value of an asset or a liability or an identified portion thereof attributable to a particular risk. Cash flow hedges are derivative financial instruments that hedge the exposure to variability in expected future cash flows attributable to a particular risk. The Company uses cash flow hedges to manage exposures to product purchase price risk and uses both fair value and cash flow hedges to manage exposure to interest rate risks.

     Fluctuations in the wholesale cost of propane expose the Company to purchase price risk. The Company purchases propane at various prices that are eventually sold to its customers, exposing the Company to future product price fluctuations. Also, certain forecasted transactions expose the Company to purchase price risk. The Company monitors its purchase price exposures and utilizes product hedges to mitigate the risk of future price fluctuations. Propane is the only product hedged with the use of product hedge positions. The Company uses derivative contracts to hedge a portion of its forecasted purchases for up to one year in the future. These derivatives are designated as cash flow hedging instruments. Because these derivatives are designated as cash flow hedges, the effective portions of changes in the fair value of the derivatives are recorded in other comprehensive income (OCI) and are recognized in the consolidated statements of earnings when the forecasted transaction impacts earnings. The $136,000 risk management fair value adjustment classified as other comprehensive income on the consolidated statements of stockholder's equity at July 31, 2002, will be recognized in the consolidated statements of earnings during fiscal 2003. Changes in the fair value of cash flow hedges due to hedge ineffectiveness, if any, are recognized in cost of product sold. The fair value of the derivatives related to purchase price risk is classified on the Consolidated Balance Sheets as inventories.

     Through its risk management trading activities, the Company also purchases and sells derivatives that are not designated as accounting hedges to manage other risks associated with commodity prices. Emerging Issues Task Force issue 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" applies to these activities. The types of contracts utilized in these activities include energy commodity forward contracts, options and swaps traded on the over-the-counter financial markets, and futures and options traded on the New York Mercantile Exchange. The Company utilizes published settlement prices for exchange traded contracts, quotes provided by brokers and estimates of market prices based on daily contract activity to estimate the fair value of these contracts. The changes in fair value of these risk management trading activities are recognized as they occur in cost of product sold in the consolidated statements of earnings.

     Estimates related to our risk management trading activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. Assuming a hypothetical 10% adverse change in prices for the delivery month of all energy commodities, the potential loss in future earnings of such a change is estimated at $1,100,000 for risk management trading activities as of July 31, 2002. The preceding hypothetical analysis is limited because changes in prices may or may not equal 10%.

     The following table summarizes the change in the unrealized fair value of contracts from risk management trading activities for the years ended July 31, 2002 and 2001. This table summarizes the contracts where settlement has not yet occurred.

     (in thousands)                                     Year ended July 31,
                                                        --------------------
                                                          2002       2001
                                                        ---------  ---------
     Unrealized (losses) in fair value of contracts
         outstanding at beginning of year               $(12,587)  $   (359)
     Unrealized gains and (losses) recognized at
         inception                                             -          -
     Unrealized gains and (losses) recognized as a
         result of changes in valuation techniques
         or assumptions                                        -          -
     Other unrealized gains and (losses) recognized       (6,148)    23,320
     Less:  realized gains and (losses) recognized       (14,166)    35,548
                                                        ---------  ---------
     Unrealized (losses) in fair value of contracts
         outstanding at end of year                     $ (4,569)  $(12,587)
                                                        =========  =========



     The following table summarizes the maturity of these contracts for the valuation methodologies we utilize as of July 31, 2002 and 2001. This table summarizes the contracts where settlement has not yet occurred.

     (in thousands)                                            Fair Value of Contracts
                                                                    at Period-End
                                                              --------------------------
                                                                             Maturity
                                                                           greater than
                                                               Maturity       1 year
                                                              less than    and less than
                         Source of Fair Value                   1 year       18 months
     ---------------------------------------------------      ----------   -------------

     Prices actively quoted                                    $   (328)        $     -
     Prices provided by other external sources                   (4,225)            (16)
     Prices based on models and other valuation methods               -               -
                                                              ----------   -------------
     Unrealized (losses) in fair value of contracts
        outstanding at July 31, 2002                            $(4,553)        $   (16)
                                                              ==========   =============

     Prices actively quoted                                     $(2,535)        $     -
     Prices provided by other external sources                   (4,061)         (5,991)
     Prices based on models and other valuation methods               -               -
                                                              ----------   -------------
     Unrealized (losses) in fair value of contracts
        outstanding at July 31, 2001                            $(6,596)        $(5,991)
                                                              ==========   =============


     The following table summarizes the gross transaction volumes in barrels (one barrel equals 42 gallons) for risk management trading contracts that were physically settled for the years ended July 31, 2002, 2001 and 2000:

     (in thousands)
     Year ended July 31, 2002                                11,162
     Year ended July 31, 2001                                18,539
     Year ended July 31, 2000                                42,284


     The Company also uses forward contracts, not designated as accounting hedges under SFAS No. 133, to help reduce the price risk related to sales made to its propane customers. These forward contracts meet the requirement to qualify as normal purchases and sales as defined in SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, and thus are not adjusted to fair market value.

     As of July 31, 2002, the Company holds $706,177,000 in primarily fixed rate debt and $156,000,000 in variable rate operating leases. Fluctuations in interest rates subject the Company to interest rate risk. Decreases in interest rates increase the fair value of the Company's fixed rate debt, while increases in interest rates subject the Company to the risk of increased interest expense related to its variable rate debt and operating leases.

     The Company enters into fair value and cash flow hedges to help reduce its overall interest rate risk. Interest rate swaps were used to hedge the exposure to changes in the fair value of fixed rate debt due to changes in interest rates. The fair value of interest rate derivatives that are considered fair value or cash flow hedges are classified either as other current or long-term assets or as other current or long-term liabilities on the Consolidated Balance Sheets. Changes in the fair value of the fixed rate debt and any related fair value hedges are recognized as they occur in interest expense in the consolidated statements of earnings. There were no such fair value hedges outstanding at July 31, 2002. Interest rate caps are used to hedge the risk associated with rising interest rates and their effect on forecasted transactions related to variable rate debt and lease obligations. These interest rate caps are designated as cash flow hedges and are outstanding at July 31, 2002. Thus, the effective portions of changes in the fair value of the hedges are recorded in OCI at interim periods and are recognized as interest expense in the consolidated statements of earnings when the forecasted transaction impacts earnings. Cash flow hedges are assumed to hedge the risk of changes in cash flows of the hedged risk.

I.  Income Taxes

     The significant components of the net deferred tax asset (liability) included in the consolidated balance sheets are as follows:

      (in thousands)                                    2002        2001
                                                      --------    --------
      Deferred tax liabilities:
        Partnership basis difference                  $(1,727)    $(1,827)
        Tax liability assumed in acquisition             (725)          -
                                                      --------    --------
          Total deferred tax liabilities               (2,452)     (1,827)

      Deferred tax assets:
        Operating loss and credit carryforwards           101         101
                                                      --------    --------
          Total deferred tax assets                       101         101
                                                      --------    --------
      Net deferred tax liability                      $(2,351)    $(1,726)
                                                      ========    ========



     Partnership basis differences are primarily attributable to differences in the tax and book basis of fixed assets and amortizable intangibles resulting from the Company's contribution of assets and liabilities concurrent with the MLP's public offering in 1994.

     For Federal income tax purposes, the Company has net operating loss carryforwards of approximately $98,000,000 at July 31, 2002 available to offset future taxable income. These net operating loss carryforwards expire at various dates through 2011.

     The Company is potentially subject to the built-in gains tax, which could be incurred on the sale of assets owned as of August 1, 1998, the date of the Subchapter S election, that have a fair market value in excess of their tax basis as of that date. However, the Company anticipates that it can avoid incurring any built-in gains tax liability through utilization of its net operating loss carryovers and tax planning relating to the retention/disposition of assets owned as of August 1, 1998. In the event that the built-in gains tax is not incurred, the Company may not utilize the net operating loss carryforwards.

J.   Contingencies and Commitments

     The Company is threatened with or named as a defendant in various lawsuits that, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that there are no known claims or contingent claims that will have a material adverse effect on the financial condition, results of operations and cash flows of the Company. Currently, the Company is not a party to any legal proceedings other than various claims and lawsuits arising in the ordinary course of business.

     On December 6, 1999, the OLP entered into, with Banc of America Leasing & Capital LLC, a $25,000,000 operating lease involving the sale-leaseback of a portion of the OLP's customer tanks. This operating lease has a term that expires June 30, 2003 and may be extended for two additional one-year periods at the option of the OLP, if such extension is approved by the lessor. On December 17, 1999, immediately prior to the closing of the Thermogas acquisition (See Note P), Thermogas entered into, with Banc of America Leasing & Capital LLC, a $135,000,000 operating lease involving a portion of its customer tanks. In connection with the Thermogas acquisition, the OLP assumed all obligations under the $135,000,000 operating lease, which has terms and conditions similar to the December 6, 1999, $25,000,000 operating lease discussed above. Prior to the end of these lease terms, the Company intends to secure additional financing in order to purchase the related customer tanks. No assurances can be given that such financing will be obtained or, if obtained, such financing will be on terms equally favorable to the Company.

     Effective June 2, 2000, the OLP entered into an interest rate cap agreement ("Cap Agreement") with Bank of America, related to variable quarterly rent payments due pursuant to two operating tank lease agreements. The variable quarterly rent payments are determined based upon a floating LIBOR based interest rate. The Cap Agreement, which expires June 30, 2003, requires Bank of America to pay the OLP at the end of each March, June, September and December the excess, if any, of the applicable three month floating LIBOR interest rate over 9.3%, the cap, applied to the total obligation due each quarter under the two operating tank lease agreements. The total obligation under these two operating tank lease agreements as of July 31, 2002 and 2001 was $156,000,000 and $157,600,000, respectively.

     The MLP's senior units are redeemable by the MLP at any time, in whole or in part, upon payment in cash of the liquidating value of the senior units, currently $111,288,000, plus the amount of any accrued and unpaid distributions. The holder of the senior units has the right, subject to certain events and conditions, to convert any outstanding senior units into MLP common units at the earlier of December 31, 2005 or upon the occurrence of a material event as defined by the MLP partnership agreement. Such conversion rights are contingent upon the Company not previously redeeming such securities.

     Certain property and equipment is leased under noncancelable operating leases, which require fixed monthly rental payments and which expire at various dates through 2020. Future minimum lease commitments for such leases in the next five years, including the aforementioned operating tank leases, are $26,986,000 in 2003, $13,478,000 in 2004, $10,223,000 in 2005,
     $8,228,000 in 2006 and $5,020,000 in 2007.

     In addition to the future minimum lease commitments, the Company plans to purchase vehicles and computers at the end of their lease terms totaling $158,577,000 in 2003, $4,738,000 in 2004, $4,105,000 in 2005, $2,076,000 in
     2006 and $6,944,000 in 2007. The Company intends to renew other vehicle, tank and computer leases that would have had buyouts of $5,039,000 in 2003 and $311,000 in 2004.

K.   Minority Interest

     The minority interest on the Consolidated Balance Sheets includes limited partner interests in both the MLP's common units held by the public and the MLP's senior units held by JEF Capital Management, Inc., an entity owned by James E. Ferrell, Chairman, Chief Executive Officer and President of the general partner. At July 31, 2002 and 2001, minority interest related to the common units owned by the public was $69,332,000 and $76,189,000, respectively. In fiscal 2000, the minority interest related to common units owned by the public was zero, and accordingly, distributions in excess of basis were recorded in minority interest on the consolidated statements of earnings. Minority interest related to the senior units was $111,288,000 and $112,065,000 at July 31, 2002 and 2001, respectively. The amounts at July 31, 2002 and 2001 represent the liquidation value of the senior units. See Note L for additional information about the senior units.

L.   Transactions with Related Parties

     The Company has two notes receivable from Ferrell on an unsecured basis due on demand. Because Ferrell no longer intends to repay the notes, the Company did not accrue interest income in fiscal years 2002, 2001 and 2000. The balances outstanding on these notes at July 31, 2002 and 2001, are $147,484,000, and $147,607,000, respectively, and are reported as Note Receivable from Parent in Stockholder's Equity on the Consolidated Balance Sheets.

     On December 12, 2001, the MLP issued 37,487 of its common units to Ferrell Propane, Inc., a subsidiary of the General Partner in connection with the acquisition of Blue Flame Bottle Gas (see Note P). The common unit issuance compensated Ferrell Propane for its retention of $725,000 of certain tax liabilities of Blue Flame.

     During fiscal 2000, Williams became a related party to the Company due to the MLP's issuance of 4,375,000 senior units to a subsidiary of Williams as part of the Thermogas acquisition (See Note P). In a noncash transaction, during fiscal 2001 and 2000, the MLP paid quarterly senior unit distributions to Williams of $11,108,000 and $9,422,000, respectively, using additional senior units. In April 2001, Williams sold all its senior units to JEF Capital Management, Inc., an entity owned by James E. Ferrell, Chairman, Chief Executive Officer and President of the Company, and thereafter, ceased to be a related party of the Company.

     On April 6, 2001, Williams approved amendments to the MLP partnership agreement related to certain terms of the senior units. Williams then sold all of the senior units for a purchase price of $195,529,000 plus accrued and unpaid distributions to JEF Capital Management. The senior units currently have all the same terms and preference rights in distributions and liquidation as when the units were owned by Williams.

     During fiscal 2001, the MLP paid to JEF Capital Management $83,464,000 to redeem a total of 2,086,612 senior units and $5,750,000 in senior unit distributions. During fiscal 2002, the MLP paid JEF Capital Management $776,445 to redeem a total of 19,411 senior units and $11,192,000 in senior unit distributions. In a noncash transaction, the MLP accrued a senior unit distribution of $2,782,211 that will be paid to JEF Capital Management on September 13, 2002.

     Ferrell International Limited, FI Trading, Inc. and Ferrell Resources, LLC are beneficially owned by James E. Ferrell and thus are affiliates of the Company. The Company enters into transactions with Ferrell International Limited and FI Trading in connection with its risk management activities and does so at market prices in accordance with an affiliate trading policy approved by the Company's Board of Directors. These transactions include forward, option and swap contracts and are all reviewed for compliance with the policy. Amounts due from Ferrell International Limited at July 31, 2002 and 2001 were $396,000 and $0, respectively. Amounts due to Ferrell International Limited at July 31, 2002 and 2001 were $266,000 and $0, respectively.

M.   Employee Benefits

     Ferrell makes contributions to the ESOT that causes a portion of the shares of Ferrell owned by the ESOT to be allocated to employees' accounts over time. The allocation of Ferrell shares to employee accounts causes a non-cash compensation charge to be incurred by the Company, equivalent to the fair value of such shares allocated. The Company is not obligated to fund or make contributions to the ESOT.

     The Company and its parent, Ferrell, have a defined contribution profit-sharing plan which includes both profit sharing and matching contributions. The plan covers substantially all employees with more than one year of service. With the establishment of the ESOP in July 1998, the Company suspended future profit sharing contributions to the plan beginning with fiscal year 1998. The plan, which qualifies under section 401(k) of the Internal Revenue Code, also provides for matching contributions under a cash or deferred arrangement based upon participant salaries and employee contributions to the plan.

     The Company has a defined benefit plan that provides participants who were covered under a previously terminated plan with a guaranteed retirement benefit at least equal to the benefit they would have received under the terminated plan. Until July 31, 1999, benefits under the terminated plan were determined by years of credited service and salary levels. As of July 31, 1999, years of credited service and salary levels were frozen. The Company's funding policy for this plan is to contribute amounts deductible for Federal income tax purposes and invest the plan assets primarily in corporate stocks and bonds, U.S. Treasury bonds and short-term cash investments. As of July 31, 2002 and 2001, other comprehensive income was reduced and other liabilities were increased $527,000 and $2,092,000, respectively because the accumulated benefit obligation of this plan exceeded the fair value of plan assets.

N.   Ferrellgas Unit Option Plan and Stock Options of Ferrell Companies, Inc.

     Prior to April 19, 2001, the Second Amended and Restated Ferrellgas Unit Option Plan (the "unit option plan") authorized the issuance of options (the "unit options") covering up to 850,000 of the MLP's common units to employees of the Company or its affiliates. Effective April 19, 2001, the unit option plan was amended to authorize the issuance of options covering an additional 500,000 of the MLP's common units. The Company's Board of

     Directors administers the unit option plan, authorizes grants of unit options thereunder and sets the unit option price and vesting terms of unit options in accordance with the terms of the unit option plan. No single officer or director of the Company may acquire more than 314,895 of the MLP's common units under the unit option plan. The unit options outstanding as of July 31, 2002, are exercisable at exercise prices ranging from $16.80 to $21.67 per unit, which was an estimate of the fair market value of the units at the time of the grant. In general, the options currently outstanding under the unit option plan vest over a five-year period, and expire on the tenth anniversary of the date of the grant.

                                                     Number       Weighted      Weighted
                                                      of           Average       Average
                                                     Units     Exercise Price   Fair Value
                                                  -----------  --------------   ----------
          Outstanding, August 1, 1999                782,025          $18.23
          Granted                                          -               -      $     -
          Forfeited                                  (60,500)          19.38
                                                  -----------
          Outstanding, July 31, 2000                 721,525           18.13
          Granted                                    651,000           17.90         2.56
          Exercised                                 (101,250)          16.80
          Forfeited                                  (42,075)          19.27
                                                  -----------
          Outstanding, July 31, 2001               1,229,200           18.08
          Granted                                          -               -            -
          Exercised                                  (55,350)          16.80
          Forfeited                                  (98,450)          18.04
                                                  -----------
          Outstanding, July 31, 2002               1,075,400           18.15
                                                  -----------
          Options exercisable, July 31, 2002         594,725           18.25
                                                  -----------


                                                     Options Outstanding at
                                                         July 31, 2002
                                                     ----------------------
     Range of option prices at end of year                $16.80-$21.67
     Weighted average remaining contractual life            6.2 Years

     The Ferrell Companies Incentive Compensation Plan (the "ICP") was established by Ferrell to allow upper middle and senior level managers of the Company to participate in the equity growth of Ferrell. The shares underlying the stock options are common shares of Ferrell, therefore, there is no potential dilution of the Company. The Ferrell ICP stock options vest ratably in 5% to 10% increments over 12 years or 100% upon a change of control of Ferrell, or the death, disability or retirement at the age of 65 of the participant. Vested options are exercisable in increments based on the timing of the payoff of Ferrell debt, but in no event later than 20 years from the date of issuance.

O.   Disclosures About Fair Value of Financial Instruments

     The carrying amount of short-term financial instruments approximates fair value because of the short maturity of the instruments. The estimated fair value of the Company's long-term financial instruments was $710,228,000 and $681,060,000 as of July 31, 2002 and 2001, respectively. The fair value is estimated based on quoted market prices.

     Interest Rate Collar, Cap and Swap Agreements. The Company from time to time has entered into various interest rate collar, cap and swap agreements involving, among others, the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. During fiscal 2001, an interest rate collar agreement expired and a swap agreement was terminated by a counterparty. As of July 31, 2002, an interest rate cap agreement with a counterparty that is a large financial institution remained in place. The fair value of this interest rate cap agreement at July 31, 2002 and 2001 was de minimis.

P.  Business Combinations

     During the year ended July 31, 2002, the Company acquired three retail propane businesses with an aggregate value at $10,790,000.

     o Blue Flame Bottle Gas,  based in southern  Arizona

     o Alabama  Butane Co.,  based in central and south  Alabama

     o Alma Farmers Union Co-op, based in western Wisconsin

     These purchases were funded by $6,294,000 of cash payments and, in noncash transactions, the issuance of 80,000 of the MLP's common units valued at an aggregate of $1,600,000, and $2,171,000 of notes payable to the seller. The aggregate value was allocated as follows: $7,064,000 for fixed assets such as customer tanks, buildings and land, $2,671,000 for non-compete agreements, $1,195,000 for customer lists, $32,000 for other assets, $725,000 for deferred tax liabilities and $(172,000) for net working capital. Net working capital was comprised of $556,000 of current assets and $728,000 of current liabilities. The weighted average amortization period for non-compete agreements and customer lists are five and 15 years, respectively.

     During the year ended July 31, 2001, the Company made acquisitions of three businesses with an aggregate value at $418,000. These purchases were funded by $200,000 of cash payments and, in a non-cash transaction, the issuance of $218,000 of notes payable to the seller. Non-compete agreements and customer lists were assigned values of $228,000 and $4,000, respectively.

     On December 17, 1999, the Company purchased Thermogas from a subsidiary of Williams. At closing the Company entered into the following noncash transactions: a) issued $175,000,000 in senior units to the seller, b) assumed a $183,000,000 loan, (see Note G) and c) assumed a $135,000,000 operating lease (see Note J). After the conclusion of these acquisition-related transactions, including the merger of the OLP and Thermogas, the Company acquired $61,842,000 of cash, which remained on the Thermogas balance sheet at the acquisition date. The Company paid $17,146,000 in additional costs and fees related to the acquisition. As part of the Thermogas acquisition, the OLP agreed to reimburse Williams for the value of working capital received by the Company in excess of $9,147,500. On June 6, 2000, the OLP and Williams agreed upon the amount of working capital that was acquired by the Company on December 17, 1999. The OLP reimbursed Williams $5,652,500 as final settlement of this working capital reimbursement obligation. In fiscal 2000, the Company had accrued $7,033,000 in involuntary employee termination benefits and exit costs, which it expected to incur within twelve months from the acquisition date as it implemented the integration of the Thermogas operations. This accrual included $5,870,000 of termination benefits and $1,163,000 of costs to exit Thermogas activities. The Company paid $2,788,000 and $1,306,000 for termination benefits and $491,000 and $890,000 for exit costs in fiscal years 2001 and 2000, respectively. The remaining liability for termination benefits and exit costs was reduced in fiscal 2001 by $1,558,000 as an adjustment to goodwill.

     Prior to the issuance of SFAS No. 141, "Business Combinations," the total assets contributed to the OLP (at the Company's cost basis) were allocated as follows: (a) working capital of $16,870,000, (b) property, plant and equipment of $140,284,000, (c) $60,200,000 to customer list with an estimated useful life of 15 years, (d) $9,600,000 to assembled workforce with an estimated useful life of 15 years, (e) $3,071,000 to non-compete agreements with an estimated useful life ranging from one to seven years, and (f) $86,475,000 to goodwill at an estimated useful life of 15 years. The transaction was accounted for as a purchase. Pursuant to the implementation of SFAS No. 141, assembled workforce was considered an acquired intangible asset that did not meet the criteria for recognition apart from goodwill. Effective August 1, 2000, the $8,221,000 carrying value of assembled workforce was reclassified to goodwill.

     All   transactions   were  accounted  for  using  the  purchase  method  of
     accounting.